Exhibit 1
                                                                       ---------



                              WPP GROUP plc ("WPP")



WPP announces that on 28 December 2007 it acquired 174,236 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 642.244565p per share.